
MARRIOTT MARQUIS
CATS
WINNER! 6 TONY AWARDS BEST MUSICAL
1540 BROADWAY
KEEP WALKING AMERICA
OVER WI-FI
AMERICAN EAGLE OU

VERIGLIF

2019 Report

Dear investors,

First and foremost, thank you for investing in this idea. We truly believe that the owners and developers of their own data you should be compensated for it. no different to how an author is paid for their creation or a musician is paid for their creation.

We are not against the supply chain that utilizes this data participates in the economics with the data however it needs to be done transparently, with approval and financial compensation to the owner.

This is a huge goal and is a transformative way to think of the way that data is used today. As such this is a challenging project however we believe the time is right and we are trying to balance the invest to realize the longterm huge market potential with a cash positive short-term commercial path.

We need your help!

Investors have been crucial in supporting the journey of the product with the provision of credibility and promotion.

A number of investors have academic credibility in this field and prior experience with large institutional corporations concerned with or trying to solve this market challenge.

As a result of the of this experience our investors have been invaluable in connecting Veriglif with corporations struggling with business issues that we are focused on developing a solution for.

We welcome any of these introduction.

Sincerely,

James Wilson
CEO

Lenny Murphy
Strategy

Henry Cheang
Chairman

Rolfe Swinton
Advisor / Partnership

Jason Buchanan
Advisor

Lukas Pospichal
CMO

Jonathan Ewert
Advisor

Patricio Pagani
AI / Analytics

Glen Robinson
CFO

Jin Lim
Marketing

Our Mission

The $76bn market research industry is the first market we are targeting to automate and improve the existing ecosystem of monetizing consumer data. We will then move rapidly into other industries where we already have a strong interest for validated 1st-party data. For example, digital advertising, where our network can power the decision making process behind which online ad to display. Within 5 years we anticipate millions of transactions (and fees) every month within our network.

See our full profile

How did we do this year?

Report Card

A-

The Good

The company completed a successful capital raise contributing to the capability to build a market ready product

The beta launch was completed and proved the concept was a technical executable.

10 launch parters where secured and co-developed the technical solution.

The Bad

We needed to simplify the market proposition thereby increasing attractiveness to each of the stakeholders.

We prioritized being enterprise ready in order to take market share at the cost immediate cash generation

We had visa challenges with unifying the leadership team in one location in the US

2019 At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$355,839
Net Loss


IOU!

$0
Short Term Debt



$669,658
Raised in 2019



$121,138
Cash on Hand
As of 12/31/19

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Veriglif is building a private blockchain, privacy compliant, validated 'network of networks' that allows data owners, buyers and sellers to transact for everyone's benefit. Consumer data allows businesses to create better products and services, so it is highly valuable. This data is often collected and stored in silos due to technical limitations and privacy challenges and the validity of this data is often poor. Consumers are not always fairly compensated for their data every time it is used.

The $76bn market research industry is the first market we are targeting to automate and improve the existing ecosystem of monetizing consumer data. We will then move rapidly into other industries where we already have a strong interest for validated 1st-party data. For example, digital advertising, where our network can power the decision making process behind which online ad to display. Within 5 years we anticipate millions of transactions (and fees) every month within our network.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Veriglif Inc. was incorporated in the State of Delaware in October 2018.

Since then, we have:

- Already raised $330K USD through notes and loans.
- Successful pilot completed. MVP ready in May 2019.
- 10 network partners already committed totaling over 5 million 1st-party consumer relationships.
- 40 percent of the $76bn market research industry falls into our total available market.
- GreenBook has a network of over 90,000 market research professionals globally, and is a major shareholder.
- A team of 11 highly experienced industry professionals who have collectively raised over $60M USD on other projects.
- IBM are already evaluating to include our validated data within their significant Mediaocean operation.

Historical Results of Operations

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0. We expect to report revenues in the coming year as the product has emerged from Beta
- *Assets.* As of December 31, 2019, the Company had total assets of $360,185, including $157,223 in cash. As of December 31, 2018, the Company had $169,261 in total assets, including $121,138 in cash.
- *Net Loss.* The Company has had net losses of $355,839 and net losses of $251,702 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $715,934 for the fiscal year ended December 31, 2019 and $400,800 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $335,000 in debt and $65,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 7 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Veriglif Inc. cash in hand is $121,138.25, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $25,000/month, and operational expenses have averaged $40,000/month, for an average burn rate of $65,000 per month. Our intent is to be profitable in 12 months.

We completed the Wefunder capital raise and have taken on a major customer with significant potential. We are preparing for a final raise to complete the product development and take the business into sustainable revenues.

Expenses will remain consistent at approx $30k per month over next 3-6 months. Our discussions with traditional funds and family offices was delayed due to C-19 so we competed the initial MVP and raced to get to generation a product. We have a cash balance to get us to the end of the year and we expect to start a further raise before then.

Net Margin: -Inf% **Gross Margin: -Inf%** **Return on Assets: -99%** **Earnings per Share: -$32,349.00**

Revenue per Employee: $0 **Cash to Assets: 44%** **Revenue to Receivables: ~** **Debt Ratio: 199%**

Veriglif_2019_Audited_Financial_Statements.pdf

Veriglif_2018_Audited_Financial_Statements.pdf

Veriglif__Inc._-_FInancial_Report__-__Group.pdf

We ❤ Our 140 Investors

Thank You For Believing In Us

Ted Ooyevaar
Winton Carroll Berry
Mikhail Zarin
Lauren George
Richard Burrage
Mary Huisman
Ilker Carikcioglu
Kathy B. Johnson
Raymond James Jackson
Rakesh Patel
Gary Charles Ventola
Rob Hall
Ivy Irene Noche
Sushanth Nayak
Ryo Kaneko
Joenathas Volel
Herve R Malan
Greg Nethercott
Rajani Arepalli
Kamlesh Patel
Georgios Papadimitriou
Abdullah Al Zahrani
Michael Michael
Scott Cheng
Edward Hertz
Marcelo Ferreira Cassini
Santosh Kumar
Leonard Bafundo
Weng Wah Wong
Landan Dunn
Jan Klan
David Handel
Ian Stewart
Jose Echaniz
Christopher WEDDICK
Alessandro Agostini
Earl F Wagner
Deric Corwin
Tadhg Barlow
John Kevin Stophel
Eugene A Fortune
Kevin Brown
Alan Stewart
Ante Grabovac
Prime Time Trust
Yvette Guillory
Victor Pizarro
Myla Rosario A. Legaspi
Alexey Pustovoyt
Deepesh Dulabh
Erik Hamoen
Wong Wuu Chang
Evan Ahern
Christy Au
Cathy Johnson
Andy CHILCOTT
Lawrence Dailey
Carl Brame
Elizabeth Rounsavall
Randall Lieberman
Chris Price
Michael Chang
Paul Aho
Weiran Fang
Stephen Allen Goth
Sherri Craver
Roger J Leitner
Gary Prater
Ooi Sue Jin
Cotea Andrei Valentin
Jennifer Holt
Tan Moy Huang
Linda Hinger
Nancy Hahne
Oliver Wallner
Laurent Rochat
Richard C Raines
Soeren Friis
Gregory W. Piasecki
Rodolfo Rosas
Sheila Henriques
George Weber
William Lim
Liane Ringham
Ivan Chow
Elvis N Enongene
Brian Hopkins
Kekoa Stone
Matthew J Valle
Elisabeth Rietvelt
John Brooks
Phuan Lee Yoon
Lewis Brockette
Frank White
Igor Yakubov
Felicia Lassk
James Valentino
David S. Lee
Eelco Meenhorst
Christopher P. Teague
Phillip Wofford
Raymond Zialcita
Hristo Dimchev Georgiev
Jesse Ch
Josh Emington
Brian Hooper
Richard C. Barillari
Melinda Becker
Russell Perkins
Joseph W Hess
David Yew
Ooi Chin ANN
Robert Maonera
Tanner Trace Roberts
Kyle Dees
Susana Calas
Seng Ing
Jacob D Regner
Paul Boyer
Drinda Osborne
Md Tawhid Bin Waez
Dave Anita Lasike
Robert W. Walker
Stephen Paton
Randolph Almaguer
David Alper
Edward Luci
Samantha Camacho
Ross Farrelly
Wong Yue Teng
David Peter Madsen
Erasmo Leon
Christopher Allen
Anne Motan
Matt O'Mara
Laura Olsen
Jelili APALARA
Joseph Stephan
Joel Hansen
Juen Jin Ooi

Thank You!

From the Veriglif Team



James Wilson
CEO



Lenny Murphy
Strategy



Henry Cheang
Chairman



Rolfe Swinton
Advisor / Partnership



Jason Buchanan
Advisor



Lukas Pospichal
CMO



Jonathan Ewert
Advisor



Patricio Pagani
AI / Analytics



Glen Robinson
CFO



Jin Lim
Marketing

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Scott Miller	Chairman @ United Exports	2020
Jonathan Ewert	Board Member @ CapZone Impact Investments LLC	2019
Leonard Murphy	Senior Partner @ Gen2 Advisory Services, LLC	2018
Lukas Pospichal	Managing Director @ NY AMA Communication Services, Inc DBA GreenBook	2018
James Wilson	CEO - Veriglif @ NetReflector, Inc.	2018
Henry Cheang	Group CEO @ Potentiate Pty Ltd	2018

Officers

OFFICER	TITLE	JOINED
Glen Robinson	CFO Treasurer	2018
James Wilson	CEO President	2018
Henry Cheang	Chairman	2018

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2019	$65,000		Section 4(a)(2)
12/2019	$188,250		Section 4(a)(2)
12/2019	$122,094		Section 4(a)(2)
12/2018	$35,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/05/2018	$35,000	2.0%	20.0%	$6,500,000	07/15/2020
01/30/2019	$65,000	2.0%	20.0%	$6,500,000	01/30/2021
12/31/2019	$188,250	2.0%	20.0%	$6,500,000	12/31/2020
12/31/2019	$122,094	2.0%	20.0%	$6,500,000	12/31/2020

Outstanding Debts

None.

Related Party Transactions

Name	James Paul Wilson & Ors
Amount Invested	$35,000
Transaction type	Loan
Issued	12/05/2018
Outstanding principal plus interest	$35,000 as of 04/2019
Interest	0.0 per annum
Maturity	12/05/2020
Relationship	Shareholders

The full list of related parties are:

Glen Edward Robinson Henry Woon Mun Cheang James Paul Wilson Jason Paul Buchanan Leonard Frank Murphy Lukas Pospichal Patricio Javier Pagani Phillip James Denley Rolfe William Swinton Say Jin Lim New York AMA Communication Services Inc. Potentiate Pty Ltd

Name	NY AMA Communication Services, Inc DBA GreenBook
Amount Invested	$122,094
Transaction type	Convertible Note
Issued	01/28/2019
Outstanding principal plus interest	$94,266 as of 04/2019
Interest	2.0 per annum
Discount rate	20.0
Maturity	01/28/2021
Converted	Yes
Valuation cap	$6,500,000
Relationship	Shareholder

Name	Potentiate Pty Ltd
Amount Invested	$188,250
Transaction type	Convertible Note
Issued	12/31/2019
Outstanding principal plus interest	$73,444 as of 04/2019
Interest	2.0 per annum
Discount rate	20.0
Maturity	12/31/2021
Converted	Yes
Valuation cap	$6,500,000
Relationship	Shareholder

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	3,717,072	1,903,513	No
Common	10,000,000	10,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	0

Risks

Glen Robinson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Henry Cheang is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Legislation may be introduced that restricts the use of personal data. To minimize this risk, the Company will never store raw personal data and almost all of our data suppliers will have a first-party opted-in relationship with the consumer who is being given incentives to participate.

The Company has no known direct competitor, but may face competition from larger organisations with more resources if they decide to copy the product. To minimize this risk, the Company has a provisional patent (that can be converted to a full patent) covering the more critical parts of the product.

Our future success depends on the efforts of a small full-time team. The loss of services of the members of the team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. This risk is minimized by the fact all critical team members are shareholders with loans in the company. Additionally all shareholders have vesting shares over 5 years

The Company relies on data suppliers to make their data available and distributors to re-sell. Data supplier may also require further approval from their consumers to participate, which may hinder adoption. To minimize this risk, the Company has sought a commitment from 10 companies (known as founding members) that have pre committed to use the network once development is complete. To minimize this risk, the Company is also initially working within the market research ecosystem where there is a long history of rewarding consumers to participate in sharing their data.

The Company itself is in the product development stage and is subject to all the risks incident to the creation and development of a new product. In order to prosper, the success of the Company will depend partly upon the ability to produce a product accepted by the market research industry. To minimize this risk, we have spent over 6 months in discussions, a pilot and design thinking workshops to define the product scope, test part of the hypothesis and to define the business value.

The Company has not yet generated any revenue and requires further funding to complete the full product development. Should the Company be unsuccessful in raising funds, it may have difficulty in completing the development. To minimize this risk, the Company will attempt to raise funds from traditional investors in addition to Wefunder.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $7,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Veriglif Inc.

- Delaware Corporation
- Organized October 2018
- 1 employees

251 W. 30th Street
6th Floor, #606
New York NY 10001

http://www.veriglif.com

Business Description

Refer to the Veriglif profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Veriglif is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/veriglif/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* ***Terms*** *&* ***Privacy Policy****. If investing, you accept our* ***Investor Agreement****. You may also view our* ***Privacy Notice****.*